KEYSPAN CORPORATION
                              One MetroTech Center
                          Brooklyn, New York 11201-3850
                                 (718) 403-1000
                           --------------------------


May 10, 2007

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Michael Moran, Branch Chief

         Re:      KeySpan Corporation
                  Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 22, 2007
                  File No. 1-14161

Dear Mr. Moran:

     KeySpan Corporation (the "Company") sets forth below its response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter received by telecopy dated March 30, 2007 (the "Comment Letter"), concerning the KeySpan Form 10-K for the fiscal year ended December 31, 2006. For your convenience, we have set forth the text of the comments from the Comment Letter, followed in each case by the response.

     We are enclosing five copies of this response letter. Page references included in responses to the Staff's comments are to pages set forth in the edgarized version of the Form 10-K.

Note 2.  Business Segments, page 125
------------------------------------

     1. Please tell us in more detail how you determined that you have only one reportable gas and one electric services segments. We note that on page 105 you disclose that only four of your six regulated gas utilities (KEDNY, KEDLI, Boston Gas Company and EnergyNorth Natural Gas, Inc.) and your Long Island based electric generation subsidiaries are subject to the provisions of SFAS no. 71. Please supplement your response by providing us with examples of current internal reports that management uses to assess the performance of your business such as internal financial statements. In this regard, please explain to us in detail your operating segments and provide to us three years of revenue information for each operating segment you have identified. Also, provide three years of profit (loss) and margin history, and asset information for each operating segment identified. We may have further comment.

     KeySpan applies the provisions of SFAS 131 in determining the components of each of its four operating segments. SFAS 131 requires the financial results reported for each segment to be based upon what is used by the "chief operating decision maker" (the "CODM") in formulating a determination as to how to assign resources to a segment and how to appraise the performance of that segment. KeySpan's segments are based upon a management approach, which is indicative of its organizational structure, revenue sources and nature of activities, and is also consistent with information presented to the Board of Directors.

     With regard to the Gas Distribution segment, KeySpan records results of its operations for four of its regulated gas utilities under SFAS 71. In 1999 and 1998, respectively, base rates charged by two gas utility companies (Colonial Gas Company and Essex Gas Company) were frozen at their current levels for ten year periods ending 2009 and 2008, respectively. Due to the length of these base rate freezes, the Colonial Gas and Essex Gas companies discontinued the application of SFAS 71. We do not believe this factor alone would require these companies to be considered a separate operating segment.

     The operations of all of our six gas utilities are centrally managed by Nickolas Stavropoulos, President, KeySpan Energy Delivery. Mr. Stavropoulos
serves as the CODM for the consolidated gas utility group. Mr. Stavropoulos considers the revenues, expenses, cash flows and asset allocation for the gas utility companies for purposes of allocating resources to each of the six gas utilities and assesses their performance as part of the Gas Distribution segment. More importantly, three operations officers who have responsibility for gas construction, service and maintenance operations across all service territories report directly to the CODM and the chief engineer has responsibility to the CODM for asset management and resource management across all regions.

     KeySpan's Gas Distribution segment utilizes a disciplined approach to enterprise-wide asset management and resource planning. The segment manages field operations as one enterprise across all regions. In addition, a Resource Management group is responsible to the CODM and acts as the primary interface between asset and field operations. The chief responsibility of this group is to optimize capital utilization by deploying resources across all regions. Directors and managers in the Gas Distribution segment are aligned in the same manner as the operations officers, all of whom ultimately report up to the CODM. Moreover, the management and operation of the gas supply function for each of the six utilities is centralized within one organization, which employs a system wide strategy related to the gas supply portfolio of all six utilities.

Furthermore,   the  operating  results  of  the  Gas  Distribution  segment  are considered in the aggregate for purposes of determining performance under the Company's incentive compensation plan applicable to employees in this segment.

     The CODM also holds monthly operating meetings in which results are analyzed, issues discussed, and tactics developed to ensure financial and operating goals are met for the consolidated gas business unit. Officers, directors, and managers attend these meetings, which are held in revolving service territories. The CODM is also responsible for a reporting package referred to as the Quarterly Strategic Review, which outlines the financial performance of the entire gas business as one operating segment. The internal financial goals of the Gas Distribution segment are reviewed by the CODM on an enterprise-wide basis, incorporating all six gas utilities together on a consolidated basis.

     In addition to being centrally managed by the CODM, each of the six gas utilities generate revenues and incur expenses while providing gas distribution services to customers in a franchised distribution area granted by the respective state in which it operates. Notwithstanding the fact that Colonial Gas Company and Essex Gas Company are under 10-year rate freezes, each of the gas utilities is subject to rate regulation by its respective state regulatory authority, which includes recovery of all gas procurement costs. As a result, we view all six gas utilities as a single operating segment.

     The Electric Services segment, comprised of generation as well as services providing for management of the electric transmission and distribution assets owned by the Long Island Power Authority ("LIPA"), is managed as one business unit under the direction of Steven Zelkowitz, the President of the Asset Optimization Group. Mr. Zelkowitz is the CODM for the Electric Services segment, and is responsible for the operating results of this segment as well as allocating resources among its components. Mr. Zelkowitz evaluates operating results, growth prospects, earning potential and areas of risk while facilitating the appraisal of historical performance and expected future performance.

     The Electric Services segment generates revenues and incurs expenses, forecasts and tracks its revenues, expenses and operating income as a single business unit. This segment owns, leases and operates the electric generating plants on Long Island and in New York City ("Generation"). The sale of electric energy and capacity at wholesale rates by this segment is regulated by the Federal Energy Regulatory Commission ("FERC") pursuant to the Federal Power Act. Such wholesale sales are made pursuant to tariffs approved by and filed at FERC. All of our Long Island and New York City generation units are bid daily into the New York electric energy market operated by the NYISO. NYISO dispatches the units based on economics to meet the needs of the New York State Transmission Operators. Maintenance and testing of units and the products the units sell (capacity, energy and ancillary services) are all done in coordination with NYISO as required by NYISO tariffs and procedures. As discussed in detail in our Form 10-K, this segment provides capacity, energy and ancillary services to LIPA from our Long Island generation facilities, as well as the day-to-day operation, maintenance and capital improvement services for the Long Island transmission and distribution ("T&D") system (which is owned by LIPA) pursuant to several complex and interrelated agreements entered into in 1998. KeySpan does not own any T&D assets but simply provides operation and maintenance services to LIPA pursuant to these unique agreements.

     All of the generation facilities use the same fuels, burning natural gas, residual oil or oil distillate. The management and operation of the fuel procurement function for all our generating facilities is centralized within one organization, which employs a system wide strategy related to the fuel procurement portfolio.

     The larger generating units are generally operated by dedicated onsite staff. Smaller units are operated remotely from a central location. Maintenance of the units is generally performed by a central maintenance department or outside contractors depending on the nature and timing of the work. Engineering and environmental support are also provided by a central group that travels as necessary throughout the Long Island and New York City service territory. Shops and equipment repair support for all of the units are provided at a central location. Personnel are rotated among the generating units and central groups according to business needs.

     Operations  planning,   maintenance  planning  and  scheduling,   staffing,
budgets, human resources, finance and all of the other myriad management and support functions for all of our generating facilities are also centrally located. This arrangement has proved to be the most flexible and efficient, and is consistent with the manner in which we operate the Electric Services segment. A recent review by the NYS PSC confirmed the efficacy of this organization structure. In addition, management is periodically rotated to the different generating facility sites between Long Island and New York City. This leads to increased productivity and reliability, uniformity of procedures, and sharing of best practices among the entire fleet of generating units, utilizing a common criterion based on a cohesive approach for the required preventive and demand maintenance, local electric system reliability, and anticipated future operations. Furthermore, the operating results of the Electric Services segment are considered in the aggregate for purposes of determining performance under the Company's incentive compensation plan applicable to employees in this segment.

     The Electric Services segment conducts monthly meetings where results are analyzed and resources are allocated. The CODM holds staff meetings with his officer team for Generation and T&D services to review operating and financial performance as well as regulatory issues on an enterprise-wide basis. Based on the foregoing, we view our Generation and T&D management service operations as a single operating segment.

     Attached to this response are current examples of select financial data contained in internal reports that management uses to assess the performance of our gas and electric business, appended hereto as Exhibit A.[1] Also, incorporated by reference are three years of revenue information, profit (loss),

--------
(1) It should be noted that values reported in such internal reports may not match corresponding values in the associated Forms 10-K and 10-Q due to the fact that these reports are generated prior to finalization of calculations and reporting. Further, certain intercompany eliminating entries were recorded for financial reporting purposes that were not made for internal reporting.

and asset information presented in Footnote 2 to the Company's Form 10-K for the year ended December 31, 2006, as well as the margin history presented in the Management Discussion and Analysis of the Company's Form 10-K for the year ended December 31, 2006, for each operating segment.



Note 8.  Hedging, Derivative Financial Instruments and Fair Values, page 156
----------------------------------------------------------------------------

     2. Please describe for us and enhance future disclosure to clearly articulate the nature and purpose of the fixed for float unforced capacity financial swap with Morgan Stanley Capital Group Inc. Please be detailed in your response. Furthermore, it is unclear to us why you disclose in Note 8 that the recognized fair value associated with this instrument is immaterial to the consolidated financial statements at December 31, 2006. In this regard you disclose on page 58 the results of your Electric Services Segment. Based on the table you present it appears that the fixed for floating swap impacted operating income by approximately 16% for the year ended December 31, 2006. See paragraph 44 of SFAS no. 133. Also, please enhance future Item 7A disclosures to provide a sensitivity analysis with respect to this derivative instrument. See Item 305 of Regulation S-K.

     In response to Staff's comment regarding the fixed for float unforced capacity financial swap (the "Swap Agreement"), as disclosed in Note 8, we entered into a three year financial swap with a third party related to New York City electric capacity. This contract is not intended to be an economic hedge of physical assets.

     The Company undertakes to modify future disclosure to include the following additional text:

          Based upon the Company's experience in the New York City electric capacity market and our assessment that a financial opportunity existed related to this market, the Company entered into the Swap Agreement. The Swap Agreement involves a financial transaction and is not intended to be an economic hedge of our physical generation assets or a contract for the physical delivery of capacity or energy. However, the same market dynamics that are expected to enhance our physical generation business are expected to enhance the value of the financial Swap Agreement as well.

     In addition, we also advise the Staff that at contract inception, the initial fair value of the Swap Agreement was fully deferred under the provisions of Emerging Issues Task Force Abstract 02-3 ("EITF 02-3"), due to the Company's belief that market prices for the underlying capacity were unobservable. Accordingly, no fair value was recorded on the balance sheet at inception of the contract. Our disclosure in Note 8 was referring to changes in fair value subsequent to contract inception, which were minimal during 2006, resulting in the recognition of $0.3 million derivative asset relating to the unrealized fair value at December 31, 2006. We believe this amount is immaterial for disclosure purposes. Our MD&A disclosure was referring to monthly cash settlements, resulting in realized annual gains during 2006 of $46.5 million, disclosed as Derivative Financial Instrument income for the Electric Services segment. At December 31, 2006, a derivative asset of $0.3 million was recorded related to the swap, while the remainder of the fair value associated with the contract remained deferred under the EITF 02-3 guidance.

     As requested, we undertake to enhance our Item 7A disclosures in future reports to provide an adequate sensitivity analysis with respect to this derivative instrument, and propose the following disclosure in such future reports:

          The main driver of the Swap Agreement is the clearing price of capacity in the NYISO administered Spot auction. If the Spot auction clearing prices were to clear at $7.32, which is $0.25 per kW-Month below the fixed price of $7.57 per kW-Month in the Swap Agreement, assuming no other capacity market changes, KeySpan would incur a loss of $450,000 per month. If the Spot auction clearing prices were to clear at $7.82, which is $0.25 per kW-Month above the fixed price of $7.57 per kW-Month in the Swap Agreement, assuming no other capacity market changes, KeySpan would realize a gain of $450,000 per month.

     The undersigned hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions  concerning  this letter to the  undersigned at
(718) 403-6904 or to Alfred C. Bereche, Associate General Counsel, at (516) 545-5028.

                                                    Very truly yours,
                                                    /s/ Theresa A. Balog
                                                    --------------------
                                                    Theresa A. Balog
                                                    Vice President and
                                                    Chief Accounting Officer


cc:   Robert Babula
       Alfred C. Bereche

                                    EXHIBIT A


Note 2.  Business Segments
--------------------------


Gas Distribution Segment Sample Internal Report:
------------------------------------------------

         Gas Business Unit Quarterly Strategic Review - February 13, 2007

Electric Services Segment Sample Internal Report:
-------------------------------------------------

         Electric Business Unit Quarterly Strategic Review - February 13, 2007